Attachment filed in response to Form N-SAR Sub-Item 77D



Domestic Bond Fund
Pursuant to a filing made under Rule 497 of the Securities Act of 1933, the following language was added to the Investment Objectives and Policies section of the GMO Trust Prospectus dated June 30, 1997: "To the extent permitted by the 1940 Act, the [Domestic Bond] Fund may also invest in securities of other investment companies. As a shareholder of an investment company, the Fund may indirectly bear service fees which are in addition to the fees the Fund pays to its own service providers."


Short Term Income Fund
The following language was added to the Investment Objectives and Policies section of the GMO Trust Prospectus dated August 29, 1997: "It is the policy of the Short Term Income Fund, which may be changed without shareholder approval, that the dollar-weighted average portfolio maturity of the Fund will be three years or less."


Global Hedged Equity Fund and U.S. Sector Fund
Pursuant to an SEC exemptive order under Section 6(c) of the Investment Company Act of 1940 granting exemptive relief from Sections 12(d)(1)(A) and (B) of the Act and, under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act, the Global Hedged Equity Fund and the U.S. Sector Fund may invest in certain other series of GMO Trust.